UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fluent, Inc.

(Name of Issuer)

Common Stock, par value $0.0005

(Title of Class of Securities)

34380C102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

Schedule 13G
CUSIP No. 34380C102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JB Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
5,341,219

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
5,341,219

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,341,219

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13G
CUSIP No. 34380C102	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alan W. Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
5,341,219

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
5,341,219

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,341,219

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13G
CUSIP No. 34380C102	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Fluent, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Versey Street, 9th Floor, New York, NY 10282

Item 2(a).	Names of Persons Filing:

This statement is filed by (collectively, the “Reporting Persons”):

(1) JB Capital Partners, L.P., a Delaware limited partnership; and

(2) Alan W. Weber, a United States citizen.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5 Evans Place, Armonk, New York 10504

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0005

Item 2(e).	CUSIP Number

34380C102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership

(i) JB Capital Partners, L.P.: (1)

(a) Amount beneficially owned: 5,341,219 shares

(b) Percent of class: 6.95%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 5,341,219 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 5,341,219 shares

Schedule 13G
CUSIP No. 34380C102	Page 5 of 6 Pages

(ii) Alan W. Weber: (1)

(a) Amount beneficially owned: 5,341,219 shares

(b) Percent of class: 6.95%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote 5,341,219 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 5,341,219 shares

* Based on an aggregate of 76,809,530 shares of Common Stock, par value $0.0005 per share, outstanding as of November 8, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2019.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein except to the extent of any pecuniary interest therein. Each of the Reporting Persons disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or Rule 13d-5(b)(1) under the Exchange Act with any other Reporting Person or other person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2 and Note (1) in Item 4.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Note (1) in Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G
CUSIP No. 34380C102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

JB CAPITAL PARTNERS, L.P.

By:	/s/ Alan W. Weber
Name: Alan W. Weber
Title: General Partner

/s/ Alan W. Weber
Alan W. Weber